Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295605

DOMINION ENERGY, INC.

DOMINION ENERGY RELIABILITY INVESTMENT®

VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

PRICING SUPPLEMENT

(To Prospectus dated May 6, 2026)

The Date of this Pricing Supplement is May 6, 2026

The Dominion Energy Reliability Investment Variable Denomination Floating Rate Demand Notes (the “Notes”) bear interest at a floating rate per annum determined by the Dominion Energy Reliability Investment Committee on a weekly basis to be effective on Monday of the week following such determination.

The current Prospectus for the Notes was filed with the Securities and Exchange Commission on May 6, 2026. The interest rate established for the Notes as of May 6, 2026, and set forth below, remains in effect until further notice.

Interest Rate Per Annum
3.75%